Live Oak Acquisition Corp. II

40 S. Main Street, #2550

Memphis, TN 38103

August 20, 2021

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Live Oak Acquisition Corp. II

Amendment No. 1 to Registration Statement on Form S-4

Filed July 14, 2021

File No. 333-256880

Ladies and Gentlemen:

Set forth below are the responses of Live Oak Acquisition Corp. II (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 6, 2021, with respect to Amendment No. 1 to Registration Statement on Form S-4, File No. 333-256880, filed with the Commission on July 14, 2021 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 1 to Registration Statement on Form S-4 unless otherwise specified.

Amendment No. 1 Registration Statement on Form S-4

Summary Term Sheet, page 7

1.

We note your revisions and reissue comments 11-13 in part. Please revise the shareholder ownership tables on pages 9-10 and elsewhere in the prospectus to reflect an interim redemption level; this information may appear in notes to the tables. Include the same interim redemption level in the table of effective underwriting fees on page 168. In addition, include a table that shows for each redemption scenario the value per share (based on post-business combination equity value) of non-redeeming shareholders, with rows showing the dilutive effects of excluding initial shareholders and exercising warrants, including any necessary assumptions.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 10, 11, 16, 17, 38, 39, 169, 170, and 171 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

August 20, 2021

Questions and Answers about the Business Combination, page 12

2.

We note the statement on page 17 that your shares and warrants are expected to trade on Nasdaq following the business combination. Please revise the statement on the prospectus front cover that you intend to list the shares and warrants of the post-combination company on the New York Stock Exchange to reconcile the apparent inconsistency. Please also clarify that your units, shares, and warrants will cease to be listed on the New York Stock Exchange and indicate when this will occur in relation to the start of trading on Nasdaq, revising the disclosure on page 26 and elsewhere as appropriate.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on the cover page and on pages 18, 27, 143, 144, and 277 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 44

3.

We note your response to our prior comment 5. Please disclose the material risks to unaffiliated investors presented by taking Navitas public through a merger rather than an underwritten offering. These could include a number of risks in addition to the absence of underwriter due diligence.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 93 of the Registration Statement in response to the Staff’s comment.

Pro Forma Condensed Combined Financial Information, page 109

4.

We have reviewed your response to prior comment 10. Please revise note 6(c) on page 120 to also clarify that the pro forma earnings per share disclosures do not include any potentially issuable shares related to outstanding LOKB public and private placement warrants.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure to clarify that the pro forma earnings per share disclosures do not include any potentially issuable shares related to outstanding LOKB public and private placement warrants.

The Business Combination

Certain Navitas Projected Financial Information, page 159

5.

You caution the reader “not to rely on the projections in making a decision regarding the Business Combination.” While it may be appropriate to caution investors not to place undue reliance upon the financial forecasts, as you do in the preceding sentence, you should not tell readers not to rely upon them. Please revise your disclosures accordingly.

Securities and Exchange Commission

August 20, 2021

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 62, 65, and 162 of the Registration Statement in response to the Staff’s comment.

The Business Combination

Interests of Certain Persons in the Business Combination, page 163

6.

We note your response and reissue comment 20. Please revise to describe and quantify all the interests for each person individually. Please ensure that the information is consistent with the beneficial ownership information on page 268. Specifically quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, together with the loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement, regardless of the timing thereof. Provide similar disclosure for LOKB’s officers and directors, if material. In addition, describe the relationship between Live Oak Merchant Partners and your management, and quantify any interest that arises from the PIPE transaction, if material.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 167 and 168 of the Registration Statement in response to the Staff’s comment.

The Business Combination

Material U.S. Federal Income Tax Considerations, page 169

7.

In addition to disclosure regarding the exercise of redemption rights, please discuss the material tax consequences of the merger and related transactions to your shareholders. In this regard, we note that Article 8.04 of the Business Combination Agreement indicates that the parties intend for the business combination to constitute a tax free “reorganization” within the meaning of Section 368(a) of the Code, and that these tax consequences were discussed in the Offer filed pursuant to Rule 425 on July 9, 2021. If you believe the merger will be tax free, please disclose an opinion of counsel that supports this conclusion. Refer to Items 3(k) and 4(a)(6) of Form S-4, Item 601(b)(8) of Regulation S-K, and Section III.A of Staff Legal Bulletin No. 19.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 173 - 177 of the Registration Statement in response to the Staff’s comment and have attached as Exhibit 8.2 to the Registration Statement the opinion of DLA Piper LLP (US) and as Exhibit 8.3 to the Registration Statement the opinion of DLA Piper Ireland supporting the conclusions therein.

Securities and Exchange Commission

August 20, 2021

Market Price and Dividend Information, page 271

8.

We note your response and reissue comment 35 in part. Please refer to Item 17(b) of Form S-K and provide the information required by Item 201 of Regulation S-K in relation to Navitas’ shares, including information relating to dividends and holders.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 282 of the Registration Statement to provide information required by Item 201 of Regulation S-K in relation to Navitas’ shares and clarifying that, as a privately held company, all of the shares issued by Navitas were issued in private transactions, that the shares remain subject to transfer restrictions and there is no public or private market for the shares (and, as such, there is no bid information for such shares), and that the company has never paid any dividends on its shares.

Change In Accountants, page 278

9.

We have reviewed your response to prior comment 38. You currently disclose that during the fiscal year ended December 31, 2020 and through May 18, 2021, Navitas did not consult with its new accountant. Please revise the disclosure to state, if true, that Navitas did not consult with its new accountant during the years ended December 31, 2019 and 2020 and through May 18, 2021. Refer to Item 304(a)(2) of Regulation S-K.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that the disclosure has been revised to clarify that Navitas did not consult with its new accountant during the years ended December 31, 2019 and 2020 and through May 18, 2021.

Live Oak Acquisition II - Annual Financial Statements

Note 8 - Stockholders’ Equity, page F-36

10.

We have reviewed your response to prior comment 40. You now disclose on page F-36 that there were 22,286,954 shares of Class A common stock subject to possible redemption at December 31, 2020. As indicated on pages F-2 and F-22, there were 22,140,632 shares subject to possible redemption at December 31, 2020. Please revise your disclosure to correct this discrepancy.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-39 of the Registration Statement in response to the Staff’s comment.

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Securities and Exchange Commission

August 20, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

LIVE OAK ACQUISITION CORP. II

By:	/s/ Richard J. Hendrix
Name:	Richard J. Hendrix
Title:	Chief Executive Officer

Enclosures

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.

John Kupiec, Vinson & Elkins L.L.P.